

For the attention of Commission Staff: Please note the amendment to Schedule A of form SBSE-A filed today (28th May 2024). This amendment is to replace Simon Cooper as Chief Executive Officer with Sunil Kaushal, Chief Executive Officer, ASEAN & South Asia, Co-Head CIB effective 15th May 2024.